Exhibit 21.1
Subsidiaries of Meade Instruments Corp., a Delaware corporation

Name of Subsidiary	Jurisdiction
Meade Instruments Holding Corp.	California
Meade Instruments Mexico, S. de R. L. de C.V.	Mexico
Meade Coronado Holdings Corp.	California
Coronado Instruments, Inc.	California
MTSC Holdings, Inc.	California
Simmons Outdoor Corp.	Delaware
MC Holdings, Inc.	California
Meade Instruments (Guangzhou) Co., Ltd.	China
Meade Instruments Europe Corp.	California
Meade.com.	California
Meade Instruments Foreign Sales Corporation Limited	Jamaica